UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Subscription Agreement

On August 7, 2023, Gracell Biotechnologies Inc. (the “Company” or “Gracell”) entered into a Subscription Agreement (the “Subscription Agreement”) for a private placement (the “Private Placement”) with a select group of institutional and accredited healthcare specialist investors (collectively, the “Purchasers”). Pursuant to the Subscription Agreement, the Company has agreed to issue and sell to the Purchasers (i) 138,900,000 ordinary shares of the Company (the “Ordinary Shares”) (equivalent to 27,780,000 of the Company’s American depositary shares (“ADSs”)), at a purchase price equivalent to $3.6 per ADS, and (ii) warrants to purchase up to 44,802,870 Ordinary Shares (equivalent to 8,960,574 ADSs) (the “Warrants”) at an exercise price equivalent to $5.58 per ADS, representing a 55% premium to the purchase price of Ordinary Shares. Gracell will receive $100 million in proceeds from the private placement of Ordinary Shares, and up to an additional $50 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the investors within 24 months after the closing of the private placement. The financing is expected to close on August 10, 2023, subject to customary closing conditions.

Gracell intends to use the net proceeds from the Private Placement to fund research and development of its clinical-stage product candidates and research programs and for working capital and other general corporate purposes. The proceeds from the Private Placement, combined with current cash, cash equivalents, is expected to be sufficient to fund the current operating plan up into the second half of 2026.

The foregoing description of the Subscription Agreement and the Ordinary Shares and Warrants issued under the Subscription Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the Subscription Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

10.1*	Form of Subscription Agreement between Gracell Biotechnologies Inc. and investors

10.2	Form of Warrant to Purchase Ordinary Shares (included in Exhibit 10.1)

99.1	Press Release – Gracell Biotechnologies Announces Up to $150 Million Private Placement Financing Led by A Syndicate of Premier Healthcare Investors, dated August 7, 2023

99.2	Corporate Presentation, August 2023

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ Kevin Yili Xie
Name:	Kevin Yili Xie
Title:	Chief Financial Officer

Date: August 7, 2023